                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

         (Mark One)

         [x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

         For the fiscal year ended December 31, 1998
                                   -----------------

                                       Or

         [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

         For the transition period from ________________ to __________________

         Commission File Number: 1-10160

            UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 383-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1998 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

         23        Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            UNION PLANTERS CORPORATION 401(k)
                            RETIREMENT SAVINGS PLAN

Date:  June 17, 1999

                            By:  /s/ Emmett J. House
                                 -----------------------------------------------
                                 Emmett J. House, a Co-Administrator of the Plan

                            By:  /s/ M. Kirk Walters
                                 -----------------------------------------------
                                 M. Kirk Walters, a Co-Administrator of the Plan

                            By:  /s/ John W. Parker
                                 -----------------------------------------------
                                 John W. Parker, a Co-Administrator of the Plan

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
 ADDITIONAL INFORMATION
DECEMBER 31, 1998 AND 1997

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
================================================================================


                                                                           PAGE

Report of Independent Accountants.............................................1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits............................2

   Statements of Changes in Net Assets Available for Benefits.................3

   Notes to Financial Statements...........................................4-15

ADDITIONAL INFORMATION*

   Schedule of Investments at December 31, 1998..............................16

   Schedule of Reportable Transactions for the Year Ended
    December 31, 1998........................................................17





         *All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                        statements or accompanying notes.

[PRICEWATERHOUSECOOPERS LOGO]


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ PRICEWATERHOUSECOOPERS LLP

June 2, 1999

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
================================================================================

                                                                        DECEMBER 31,
                                                                     1998              1997
                                                                     ----              ----
ASSETS
  Investments, at fair value
    Short-term investments                                      $  6,328,152      $  5,559,366
    Common stock                                                  62,820,549        91,618,540
    Equity common trust funds                                     48,332,558        39,913,366
    Fixed income common trust funds                               26,058,669        20,797,149
    Notes receivable from participants                               648,637           908,055
                                                                ------------      ------------

       Total investments (cost $91,441,580 and $74,165,005
       at December 31, 1998 and December 31, 1997,
       respectively)                                             144,188,565       158,796,476

  Cash                                                             1,610,042            20,314
  Due from brokers                                                        --           281,662
  Accrued interest and dividends receivable                               --                33
  Contributions receivable
    Employer                                                              --            30,413
                                                                ------------      ------------

       Total assets                                              145,798,607       159,128,898
                                                                ------------      ------------

LIABILITIES
  Due to brokers                                                   2,072,347           137,551
                                                                ------------      ------------

       NET ASSETS AVAILABLE FOR BENEFITS                        $143,726,260      $158,991,347
                                                                ============      ============





   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
================================================================================


                                                                          FOR THE
                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                  1998                1997
                                                                  ----                ----
INVESTMENT INCOME
  Interest and dividends                                      $   3,103,293       $   2,457,197
  Net realized gain (loss) on sale of investments                (2,509,789)          3,983,966
  Net change in unrealized appreciation (depreciation)
   in the fair value of investments                             (20,805,102)         41,563,339
                                                              -------------       -------------

      Net investment income (loss)                              (20,211,598)         48,004,502
                                                              -------------       -------------

CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                                         11,206,548           7,941,918
  Employer contributions                                          5,163,038           3,703,225
  Rollovers of assets (Note 7)
   Cash                                                           1,129,254             138,911
   Common stock of Union Planters Corporation                       527,888             459,105
                                                              -------------       -------------

      Total contributions and rollovers                          18,026,728          12,243,159
                                                              -------------       -------------

OTHER RECEIPTS                                                        7,255              60,739
                                                              -------------       -------------

      Total additions (deductions)                               (2,177,615)         60,308,400

DISBURSEMENTS
  Payments to participants                                      (18,856,099)        (30,091,507)
  Other                                                              (3,250)            (41,719)
                                                              -------------       -------------

  Net increase (decrease) in net assets available for
   benefits                                                     (21,036,964)         30,175,174
  Mergers of other plans (Note 1)                                 5,771,877          38,818,482
  Net assets available for benefits at beginning of year        158,991,347          89,997,691
                                                              -------------       -------------

      NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR        $ 143,726,260       $ 158,991,347
                                                              =============       =============



   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

         BASIS OF PRESENTATION

         During the year ended December 31, 1998, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                           MERGER               NET ASSETS
                                                            DATE              AT MERGER DATE
                                                            ----              --------------

         Alvin State Bank 401(k) Plan                 December 11, 1998         $  901,798
         Acadian Bank 401(k) Plan                     February 27, 1998            147,797
         City Bank & Trust 401(k) Plan                    July 8, 1998           3,790,355
         Merchants and Farmers Bank 401(k) Plan       September 16, 1998           931,927
                                                                                ----------
                                                                                $5,771,877
                                                                                ==========

         During the year ended December 31, 1997, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                                      MERGER             NET ASSETS
                                                                       DATE            AT MERGER DATE
                                                                       ----            --------------
         Leader Federal Bank for Savings Thrift Incentive Plan    January 1, 1997       $33,176,492
         Magnolia Federal Bank 401(k) Plan                        October 31, 1997        5,641,990
                                                                                        -----------
                                                                                        $38,818,482
                                                                                        ===========

         INVESTMENTS

         Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         DISTRIBUTIONS PAYABLE

         In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans, dated May 1, 1998, benefit payments payable to terminated participants totaling $6,169,626 and $4,655,720 at December 31, 1998 and 1997, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits. Additionally, the allocation by fund for such amounts is not available.

         Beginning with the Plan year ended December 31, 1995, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 1998 and 1997:

                                             DECEMBER 31,
               FUND INFORMATION          1998             1997
               ----------------      -----------      -----------

               Money Market          $   114,478      $   165,906
               Fixed Income              311,366          278,358
               Balanced                1,217,367        1,690,835
               Equity                  1,576,087          780,915
               Common Stock            5,379,245        7,434,767
                                     -----------      -----------
                                     $ 8,598,543      $10,350,781
                                     ===========      ===========


2.       PLAN DESCRIPTION

         GENERAL

         The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, in exchange for equivalent value interests in the common trust funds.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2.       PLAN DESCRIPTION (CONTINUED)

         The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Administrative Committee of the Plan (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters Bank, National Association, as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

         The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

         CONTRIBUTIONS

         In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $160,000 or Base Pay if Base Pay is greater than $160,000. The maximum contribution allowable by law was $10,000 and $9,500 for the years ended December 31, 1998 and December 31, 1997, respectively. The amount is typically increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows:
         50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

         The employee may also elect a rollover contribution which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

         In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 1998 or 1997.

         VESTING

         Plan participants are 100% vested in their contributions, including earnings through the most recent Plan year-end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after five years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan. As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2.       PLAN DESCRIPTION (CONTINUED)

         of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year-end. Upon termination, participants become eligible for distribution within 60 days following the end of the month of such termination.

         PARTICIPANT LOANS

         The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member.

         PLAN TERMINATION

         Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

         OTHER

         All necessary expenses of the Plan may be paid by the Plan; however, the Corporation has customarily paid these expenses and presently intends to continue this practice.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct employee contributions in any of the following five investment options:

         Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less.

         Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association and the Westport Bank & Trust Company Managed Guaranteed Investment Contract Fund. These funds invest in a wide range of high-quality, intermediate-term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

         Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association and the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

         Equity Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2.       PLAN DESCRIPTION (CONTINUED)

         Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

         If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.

         The Committee elected to introduce two discretionary proprietary funds as investment options available to participants in January 1999. These additional investment options are the Magna Growth and Income Fund and the Magna Intermediate Government Bond Fund. Both funds were established in 1994 and are administered by the Trust Division of Union Planters Bank, National Association. The Plan will retain the original five investment options for a total of seven investment options until further resolution by the Committee.

         Growth and Income Option - Participant directed funds are invested in the Magna Growth and Income Fund. The fund's portfolio consists of common stocks, diversified across many different industries. The fund invests in high quality common stocks and securities convertible into common stock across various industries and economic sectors, and seeks to control market risk while providing the opportunity for long-term growth.

         Intermediate Bond Option - Participant directed funds are invested in the Magna Intermediate Bond Fund primarily consisting of U.S. Government securities, including U.S. Government agencies. The balance of this fund is invested in very high-quality corporate bonds.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.       FUND INFORMATION

         The following summarizes the fund information for the statements of net assets available for benefits and the statements of changes in net assets available for benefits:

                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                                       DECEMBER 31, 1998
                                         ------------------------------------------------------------------------------------------
                                                                                                 FUND INFORMATION
                                         ------------------------------------------------------------------------------------------
                                          PARTICIPANT      MONEY           FIXED        INTERMEDIATE                      GROWTH
                                             LOANS         MARKET          INCOME           BOND          BALANCED      AND INCOME
                                             -----         ------          ------           ----          --------      ----------
ASSETS

Investments, at fair value
    Short-term investments                  $ 52,565      $4,512,766      $  228,290      $     --      $   383,336      $     --
    Common stock                                  --              --              --            --               --            --
    Equity common trust funds                     --              --              --            --       15,165,699       321,656
    Fixed income common trust funds               --              --       7,395,292       164,125       18,499,252            --

    Notes receivable from participants       648,637              --              --            --               --            --

                                            --------      ----------      ----------      --------      -----------      --------

        Total investments                    701,202       4,512,766       7,623,582       164,125       34,048,287       321,656
                                            --------      ----------      ----------      --------      -----------      --------

Cash                                             247         219,008         896,166            --               --            --
                                            --------      ----------      ----------      --------      -----------      --------

        Total assets                         701,449       4,731,774       8,519,748       164,125       34,048,287       321,656
                                            --------      ----------      ----------      --------      -----------      --------

LIABILITIES
    Due to brokers                                --              --         674,513            --          335,636            --
                                            --------      ----------      ----------      --------      -----------      --------

NET ASSETS AVAILABLE FOR BENEFITS           $701,449      $4,731,774      $7,845,235      $164,125      $33,712,651      $321,656
                                            ========      ==========      ==========      ========      ===========      ========


                                                              COMMON
                                             EQUITY            STOCK          OTHER          TOTAL
                                             ------            -----          -----          -----
ASSETS

Investments, at fair value
    Short-term investments                 $   137,850           52,667      $960,678      $  6,328,152
    Common stock                                   516       62,820,033            --        62,820,549
    Equity common trust funds               32,845,203               --            --        48,332,558
    Fixed income common trust funds                 --               --            --        26,058,669

    Notes receivable from participants              --               --            --           648,637

                                           -----------      -----------      --------      ------------

        Total investments                   32,983,569       62,872,700       960,678       144,188,565
                                           -----------      -----------      --------      ------------

Cash                                                --          494,621            --         1,610,042
                                           -----------      -----------      --------      ------------

        Total assets                        32,983,569       63,367,321       960,678       145,798,607
                                           -----------      -----------      --------      ------------

LIABILITIES
    Due to brokers                             136,478               --       925,720         2,072,347
                                           -----------      -----------      --------      ------------

NET ASSETS AVAILABLE FOR BENEFITS          $32,847,091      $63,367,321      $ 34,958      $143,726,260
                                           ===========      ===========      ========      ============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.   FUND INFORMATION (CONTINUED)

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                               DECEMBER 31, 1997
                                             -------------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                             -------------------------------------------------------------------------------
                                              PARTICIPANT      MONEY           FIXED
                                                 LOANS         MARKET          INCOME         BALANCED          EQUITY
                                                 -----         ------          ------         --------          ------
ASSETS

Investments, at fair value
    Short-term investments                     $ 65,229      $3,484,349      $       --      $        --      $   369,331
    Common stock                                     --              --              --               --            1,869
    Equity common trust funds                        --              --              --       13,539,916       26,373,450
    Fixed income common trust funds                  --              --       4,601,629       16,195,520               --
    Notes receivable from participants          908,055              --              --               --               --
                                               --------      ----------      ----------      -----------      -----------

        Total investments                       973,284       3,484,349       4,601,629       29,735,436       26,744,650

Cash                                                341          16,183              --               --              895
Due from brokers                                     --              --          15,787          265,875               --
Accrued interest and dividends receivable
Contributions receivable                             33              --              --               --               --
    Employer                                         --          25,631              --               --               --
                                               --------      ----------      ----------      -----------      -----------

        Total assets                            973,658       3,526,163       4,617,416       30,001,311       26,745,545
                                               --------      ----------      ----------      -----------      -----------

LIABILITIES
    Due to brokers                                   --              --              --               --          137,551
                                               --------      ----------      ----------      -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS              $973,658      $3,526,163      $4,617,416      $30,001,311      $26,607,994
                                               ========      ==========      ==========      ===========      ===========

                                                   COMMON
                                                    STOCK           OTHER           TOTAL
                                                    -----           -----           -----
ASSETS

Investments, at fair value
    Short-term investments                        $ 1,499,453      $141,004      $  5,559,366
    Common stock                                   91,616,671            --        91,618,540
    Equity common trust funds                              --            --        39,913,366
    Fixed income common trust funds                        --            --        20,797,149
    Notes receivable from participants                     --            --           908,055
                                                  -----------      --------      ------------

        Total investments                          93,116,124       141,004       158,796,476

Cash                                                      844         2,051            20,314
Due from brokers                                           --            --           281,662
Accrued interest and dividends receivable
Contributions receivable                                   --            --                33
    Employer                                            4,782            --            30,413
                                                  -----------      --------      ------------

        Total assets                               93,121,750       143,055       159,128,898
                                                  -----------      --------      ------------

LIABILITIES
    Due to brokers                                         --            --           137,551
                                                  -----------      --------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $93,121,750      $143,055      $158,991,347
                                                  ===========      ========      ============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================


3.   FUND INFORMATION (CONTINUED)

                                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                            FOR THE YEAR ENDED DECEMBER 31, 1998
                                                     -------------------------------------------------------------------------------
                                                                                                               FUND INFORMATION
                                                     -------------------------------------------------------------------------------
                                                       PARTICIPANT       MONEY             FIXED         INTERMEDIATE
                                                          LOANS          MARKET            INCOME            BOND       BALANCED
                                                          -----          ------            ------            ----       --------
INVESTMENT INCOME
    Interest and dividends                              $  74,480      $   198,981      $     6,929      $     --     $     11,520
    Net realized gain (loss) on sale of investments            --               --           31,974            --          118,380
    Net change in unrealized appreciation
    (depreciation)
    in the fair value of investments                           --               --          358,189            --        3,072,688
                                                        ---------      -----------      -----------      --------     ------------

           Net investment income (loss)                    74,480          198,981          397,092            --        3,202,588
                                                        ---------      -----------      -----------      --------     ------------

CONTRIBUTIONS AND ROLLOVERS
    Employee contributions                                     --          445,549          526,332            --        2,308,884
    Employer contributions                                     --          190,849          249,024            --        1,174,851
    Rollovers of assets
      Cash                                                     --           13,150           80,720            --          255,419
      Common stock of Union Planters Corporation               --               --               --            --               --
                                                        ---------      -----------      -----------      --------     ------------

           Total contributions and rollovers                   --          649,548          856,076            --        3,739,154
                                                        ---------      -----------      -----------      --------     ------------

OTHER RECEIPTS                                                 --              502              335            --            1,953


           Total additions (deductions)                    74,480          849,031        1,253,503            --        6,943,695
                                                       ----------      -----------      -----------      --------     ------------
DISTRIBUTIONS
    Payments to participants                                   --       (1,408,790)        (434,841)           --       (3,456,526)
    Other                                                      --             (225)            (150)           --             (875)
                                                        ---------      -----------      -----------      --------     ------------

Net increase (decrease)                                    74,480         (559,984)         818,512            --        3,486,294
Mergers of other plans                                         --          664,733        1,033,285            --        2,358,226
Net transfers                                            (346,689)       1,100,862        1,376,022       164,125       (2,133,180)

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                     973,658        3,526,163        4,617,416            --       30,001,311
                                                        ---------      -----------      -----------      --------     ------------

    END OF YEAR                                         $ 701,449      $ 4,731,774      $ 7,845,235      $164,125     $ 33,712,651
                                                        =========      ===========      ===========      ========     ============

                                                        GROWTH                          COMMON
                                                       AND INCOME       EQUITY           STOCK           OTHER            TOTAL
                                                       ----------       ------           -----           -----            -----
INVESTMENT INCOME
    Interest and dividends                             $     --     $     13,655      $  2,773,325    $  24,403      $   3,103,293
    Net realized gain (loss) on sale of investments          --          117,707        (2,777,850)          --         (2,509,789)
    Net change in unrealized appreciation
    (depreciation)
    in the fair value of investments                         --        3,877,227       (28,113,206)          --        (20,805,102)
                                                       --------     ------------      ------------    ---------      -------------

           Net investment income (loss)                      --        4,008,589       (28,117,731)      24,403        (20,211,598)
                                                       --------     ------------      ------------    ---------      -------------

CONTRIBUTIONS AND ROLLOVERS
    Employee contributions                                   --        2,972,484         4,953,299           --         11,206,548
    Employer contributions                                   --        1,321,767         2,226,547           --          5,163,038
    Rollovers of assets
      Cash                                                   --          244,097           535,868           --          1,129,254
      Common stock of Union Planters Corporation             --               --           527,888           --            527,888
                                                       --------     ------------      ------------    ---------      -------------

           Total contributions and rollovers                 --        4,538,348         8,243,602           --         18,026,728
                                                       --------     ------------      ------------    ---------      -------------

OTHER RECEIPTS                                               --            1,507             2,958           --              7,255


           Total additions (deductions)                      --        8,548,444       (19,871,171)      24,403         (2,177,615)
                                                       --------     ------------      ------------    ---------      -------------
DISTRIBUTIONS
    Payments to participants                                 --       (2,701,343)      (10,854,599)          --        (18,856,099)
    Other                                                    --             (675)           (1,325)          --             (3,250)
                                                       --------     ------------      ------------    ---------      -------------

Net increase (decrease)                                      --        5,846,426       (30,727,095)      24,403        (21,036,964)
Mergers of other plans                                       --        1,199,090           516,543           --          5,771,877
Net transfers                                           321,656         (806,419)          456,123     (132,500)                --

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                        --       26,607,994        93,121,750      143,055        158,991,347
                                                       --------     ------------      ------------    ---------      -------------
    END OF YEAR                                        $321,656     $ 32,847,091      $ 63,367,321    $  34,958      $ 143,726,260
                                                       ========     ============      ============    =========      =============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.   FUND INFORMATION (CONTINUED)

                                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                               -------------------------------------------------------------------------------
                                                                               FUND INFORMATION
                                               -------------------------------------------------------------------------------
                                               PARTICIPANT    MONEY          FIXED
                                                  LOANS       MARKET         INCOME          BALANCED           EQUITY
                                                  -----       ------         ------          --------           ------
INVESTMENT INCOME
    Interest and dividends                      $ 79,290    $   197,763     $     2,257     $      7,937     $      8,979
    Net realized gain on sale of investments         609             --          25,280          182,206           95,601
    Net change in unrealized appreciation
     in the fair value of investments                 --             --         298,088        3,030,051        3,498,302
                                                --------    -----------     -----------     ------------     ------------
        Net investment income                     79,899        197,763         325,625        3,220,194        3,602,882
                                                --------    -----------     -----------     ------------     ------------

CONTRIBUTIONS AND ROLLOVERS
    Employee contributions                            --        340,784         355,721        1,961,952        2,163,734
    Employer contributions                            --        214,073         164,382        1,012,532          968,285
    Rollovers of assets
      Cash                                            --         33,036           6,873           28,395           70,607
      Common stock of Union Planters
       Corporation                                    --             --              --               --               --
                                                --------    -----------     -----------     ------------     ------------

        Total contributions and rollovers             --        587,893         526,976        3,002,879        3,202,626

OTHER RECEIPTS                                        --          1,357           1,776           11,542           10,237
                                                --------    -----------     -----------     ------------     ------------

        Total additions                           79,899        787,013         854,377        6,234,615        6,815,745
                                                --------    -----------     -----------     ------------     ------------

DISTRIBUTIONS
    Payments to participants                          --     (1,184,640)       (608,824)      (3,231,308)      (2,103,656)
    Other                                             --             --              --               --               --
                                                --------    -----------     -----------     ------------     ------------

Net increase (decrease)                           79,899       (397,627)        245,553        3,003,307        4,712,089
Mergers of other plans                                --        861,239         473,074        1,453,544        1,696,556
Net transfers                                    610,531       (407,898)       (414,127)      (2,682,248)         271,207
NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                            283,228      3,470,449       4,312,916       28,226,708       19,928,142
                                                --------    -----------     -----------     ------------     ------------
    END OF YEAR                                 $973,658    $ 3,526,163     $ 4,617,416     $ 30,001,311     $ 26,607,994
                                                ========    ===========     ===========     ============     ============



                                                   COMMON
                                                    STOCK           OTHER          TOTAL
                                                    -----           -----          -----
INVESTMENT INCOME
    Interest and dividends                        $  2,129,271     $  31,700     $   2,457,197
    Net realized gain on sale of investments         3,680,270            --         3,983,966
    Net change in unrealized appreciation
     in the fair value of investments               34,736,898            --        41,563,339
                                                  ------------     ---------     -------------
        Net investment income                       40,546,439        31,700        48,004,502
                                                  ------------     ---------     -------------

CONTRIBUTIONS AND ROLLOVERS
    Employee contributions                           3,119,727            --         7,941,918
    Employer contributions                           1,343,953            --         3,703,225
    Rollovers of assets
      Cash                                                  --            --           138,911
      Common stock of Union Planters
       Corporation                                     459,105            --           459,105
                                                  ------------     ---------     -------------

        Total contributions and rollovers            4,922,785            --        12,243,159

OTHER RECEIPTS                                          35,827            --            60,739
                                                  ------------     ---------     -------------

        Total additions                             45,505,051        31,700        60,308,400
                                                  ------------     ---------     -------------

DISTRIBUTIONS
    Payments to participants                       (22,963,079)           --       (30,091,507)
    Other                                              (41,719)           --           (41,719)
                                                  ------------     ---------     -------------

Net increase (decrease)                             22,500,253        31,700        30,175,174
Mergers of other plans                              34,334,069            --        38,818,482
Net transfers                                        2,905,398      (282,863)               --
NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                               33,382,030       394,218        89,997,691
                                                  ------------     ---------     -------------
    END OF YEAR                                   $ 93,121,750     $ 143,055     $ 158,991,347
                                                  ============     =========     =============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

4.       INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR
         BENEFITS

         The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1998:

                                                              UNITS/
                NAME OF INVESTMENT                           PAR VALUE            COST              FAIR VALUE
                ------------------                           ---------            ----              ----------

     COMMON STOCK
     ------------
        Union Planters Corporation Common
          Stock                                                1,386,373     $    33,918,316     $    62,820,033

     COMMON TRUST FUNDS
     ------------------
        Employee Benefit Trust's Equity Fund
          of Union Planters Bank, National
          Association                                            311,968          29,132,339          48,010,902

        Employee Benefit Trust's Fixed Income
          Fund of Union Planters Bank, National
          Association                                            166,382          13,282,371          16,736,480

        Westport Bank & Trust Company
          Managed Guaranteed Investment
          Contract Fund                                          365,211           7,645,980           9,158,064

5.       NET REALIZED GAIN (LOSS) ON SALE OF INVESTMENTS

         The net realized gain (loss) on sale of investments is summarized as follows:

                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,
                                                                ------------------------------
                                                                      1998             1997
                                                                      ----             ----

      Common stock                                               $(2,777,850)        $3,680,879
      Common trust funds                                             268,061            303,087
                                                                 -----------         ----------

           Net realized gain (loss) on sale of investments       $(2,509,789)        $3,983,966
                                                                 ===========         ==========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================


6. NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS

         The net change in unrealized appreciation (depreciation) in the fair value of investments is summarized as follows:

                                                                            FOR THE YEAR ENDED
                                                                                DECEMBER 31,
                                                                        ----------------------------
                                                                            1998            1997
                                                                            ----            ----

             Common stock                                               $(28,113,206)    $34,738,763
             Common trust funds                                            7,308,104       6,824,576
                                                                        ------------     -----------

                Net change in unrealized appreciation (depreciation)
                in the fair value of investments                        $(20,805,102)    $41,563,339
                                                                        ============     ===========


7.       ROLLOVERS OF ASSETS

         During the years ended December 31, 1998 and 1997, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $1,657,142 and $598,016, respectively.

8.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of a money market fund managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, and common trust funds of Union Planters Bank, National Association. Union Planters Bank, National Association, is the Trustee as defined by the Plan; therefore, these transactions are considered party-in-interest transactions. Additionally, the Plan held common stock of the Corporation. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

9.       INCOME TAX STATUS

         The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and, therefore, not subject to tax under Section 501(a). The Plan received a favorable determination letter from the IRS dated August 6, 1998 regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================


10.      SUBSEQUENT EVENT

         Subsequent to December 31, 1998, the fair value of the Plan's investment in the common stock of the Corporation has decreased as follows:

                                                                                FAIR VALUE
                                                                                ----------
                                                                     DECEMBER 31,          JUNE 2,
                                                                         1998              1999(1)
                                                                         ----              -------
         Union Planters Corporation common stock
         (1,386,373 shares)                                          $62,820,033        $57,621,128




         (1) Number based on a value of $41.5625 per share.

UNION PLANTERS CORPORATION                                           SCHEDULE I
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1998
================================================================================


                                                               UNITS/                        FAIR
NAME OF INVESTMENT                                           PAR VALUE         COST          VALUE
------------------                                           ---------         ----          -----

          SHORT-TERM INVESTMENTS
          ----------------------
      AIM Institutional Prime Fund                           $1,662,820     $1,662,820     $1,662,820
      Federated Treasury Obligations Fund                     4,512,767      4,512,767      4,512,767
    * Union Planters Bank, National Association
        Hi-Yield Masternote                                     152,565        152,565        152,565
                                                             ----------    -----------    -----------

           Total short-term investments                       6,328,152      6,328,152      6,328,152
                                                             ----------    -----------    -----------

COMMON STOCK
------------

*   Union Planters Corporation Common Stock                   1,386,373     33,918,316     62,820,033
    Other Common Stock                                              250              2            359
    Other Stock Purchase Warrants                                   600              2            157
                                                             ----------    -----------    -----------

           Total common stock                                 1,387,223     33,918,320     62,820,549
                                                             ----------    -----------    -----------

EQUITY COMMON TRUST FUNDS
-------------------------

*   Employee Benefit Trust's Equity Fund of
      Union Planters Bank, National Association                 311,968     29,132,339     48,010,902

*   Magna Growth and Income Fund                                321,656        321,656        321,656
                                                             ----------    -----------    -----------

           Total equity common trust funds                      633,624     29,453,995     48,332,558
                                                             ----------    -----------    -----------

FIXED INCOME COMMON TRUST FUNDS
-------------------------------

*   Employee Benefit Trust's Fixed Income Fund of
      Union Planters Bank, National Association                 166,382     13,282,371     16,736,480

*   Magna Intermediate Government Bond Fund                     164,125        164,125        164,125

    Westport Bank & Trust Company Managed
      Guaranteed Investment Contract Fund (Trust
      Employer Identification Number 62-0859006)                365,211      7,645,980      9,158,064
                                                             ----------    -----------    -----------

           Total fixed income common trust funds                695,718     21,092,476     26,058,669
                                                             ----------    -----------    -----------

           Total common trust funds                           1,329,342     50,546,471     74,391,227
                                                             ----------    -----------    -----------

NOTES RECEIVABLE FROM PARTICIPANTS
----------------------------------

  Notes receivable from participants, secured
   by vested interests in plan assets, interest
   at 7.18% to 11% (Union Planters Bank,
   National Association floating consumer prime
   rate), with original maturities of one to
   seven years                                                  648,637        648,637        648,637
                                                              ---------    -----------   ------------

           Total investments                                 $9,693,354    $91,441,580   $144,188,565
                                                             ==========    ===========   ============

* Represents an investment with a party-in-interest.

UNION PLANTERS CORPORATION                                           SCHEDULE II
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED DECEMBER 31, 1998
================================================================================


                                            SALES            COST OF           VALUE AT DATE           GAIN ON
    NAME OF INVESTMENT                   PROCEEDS(2)         ASSETS            OF TRANSACTION           SALE(2)
                                         -----------         ------            --------------           -------

*Union Planters Corporation
  Common Stock
     Various purchases                    $13,848,014        $13,848,014        $13,908,948
     Various sales                          4,597,758          1,727,082          4,594,214            $2,870,676








(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2)  There were no expenses incidental to these transactions.

* Represents an investment with a party-in-interest.









                                       17